SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		33,251,073	0.0962	0.0525
Shares	Preferred		153,009,171	0.5309	0.2414

Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	08	15,040	1,329.46	19,995.08
Shares	Common	Direct with the Company	Sell	20	7,202	1,388.52	10,000.12
Shares	Preferred	Direct with the Company	Sell	20	400,000	1,391.02	556,408.00

Shares	Common	Transfer of Shares	Transfer	15	500,000	0.00	0.00
Shares	Common	Direct with the Company	Subscription	26	68,220	963.13	65,704.66
Shares	Common	Direct with the Company	Subscription	26	33,014	963.13	31,796.76
Shares	Common	Direct with the Company	Subscription	26	16,997	963.13	16,370.30
Shares	Preferred	Transfer of Shares	Transfer	15	12,639,132	0.00	0.00
Shares	Preferred	Direct with the Company	Subscription	26	353,078	1,082.099	382,065.24
Shares	Preferred	Direct with the Company	Subscription	26	64,065	1,082.099	69,324.63
Shares	Preferred	Direct with the Company	Subscription	26	148,728	1,082.099	160,968.41
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	33,847,062	0.0981	0.0542
Shares	Preferred	155,675,042	0.5573	0.2493

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			30,789,830,415		89.2461	47.7671
Shares	Preferred			12,277,776,651		40.9844	19.0477
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures			5,000		6.1196	2,4212

Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	08	1,000,000	1,329.46	1,329,460.00
Shares	Preferred	Direct with the Company	Sell	22	200,000	1,337.28	267,456.00

Shares	Common	Direct with the Company	Subscription	26	2,931,741	963.13	2,823,647.69
Shares	Common	Direct with the Company	Subscription	26	382,865	963.13	368,748.75
Shares	Common	Direct with the Company	Subscription	26	26,774,418	963.13	25,787,245.17
Shares	Common	Direct with the Company	Subscription	26	943	963.13	908.23
Shares	Common	Direct with the Company	Subscription	26	9	963.13	8.66
Shares	Common	Direct with the Company	Subscription	26	7	963.13	6.74
Shares	Common	Direct with the Company	Subscription	26	11,851	963.13	11,414.05
Shares	Common	Direct with the Company	Subscription	26	2,438	963.13	2,348.10
Shares	Common	Direct with the Company	Subscription	26	12,391	963.13	11,934.14
Shares	Common	Direct with the Company	Subscription	26	206,656	963.13	199,036.58
Shares	Common	Direct with the Company	Subscription	26	2,909	963.13	2,801.73
Shares	Common	Direct with the Company	Subscription	26	69,240	963.13	66,687.04
Shares	Preferred	Direct with the Company	Subscription	26	4,699,115	1,082.099	5,084,907.65
Shares	Preferred	Direct with the Company	Subscription	26	745,611	1,082.099	806,824.90
Shares	Preferred	Direct with the Company	Subscription	26	3	1,082.099	3.24
Shares	Preferred	Direct with the Company	Subscription	26	4,716	1,082.099	5,103.17
Shares	Preferred	Direct with the Company	Subscription	26	47	1,082.099	50.85
Shares	Preferred	Direct with the Company	Subscription	26	37	1,082.099	40.03
Shares	Preferred	Direct with the Company	Subscription	26	59,255	1,082.099	64,119.77
Shares	Preferred	Direct with the Company	Subscription	26	16,911	1,082.099	18,299.36
Shares	Preferred	Direct with the Company	Subscription	26	1,104,499	1,082.099	1,195,177.22
Shares	Preferred	Direct with the Company	Subscription	26	15,552	1,082.099	16,828.78
Shares	Preferred	Direct with the Company	Subscription	26	282,019	1,082.099	305,172.41
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			30,939,329,137		89.6650	49.5491
Shares	Preferred			12,357,404,176		44.2343	19.7903
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures			5,000		6.1196	2.4212

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In January 2007, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		27,414	0.0001	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		27,414	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,345	0.0000	0.0000
Shares	Preferred		6,725	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,345	0.0000	0.0000
Shares	Preferred		6,725	0.0000	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations